Exhibit 99.23

Quantum eMotion Appoints International Cybersecurity Expert as New Board Member

MONTREAL, May 17th, 2024 –Quantum eMotion Corp. (QeM) (TSX-V: QNC; OTCMKTS: QNCCF) is delighted to announce the appointment of John Young as the new Board Member, showing continuous commitment to strengthening its cybersecurity and IT operations.

With over 35 years of corporate experience in cybersecurity and IT Operations, John brings a wealth of knowledge, expertise, and valuable networks to QeM. He’s made many TV and podcast appearances, written dozens of articles on cybersecurity, and is the author of four books. Among his corporate experiences, John was network director of the $41 billion C-17 project at McDonnell Douglas, a consultant at Kaiser Permanente for the buildout of a major 200-operator call center and accompanying data center in Los Angeles, and spent 27 years at IBM’s Cloud Division, where he managed the IT infrastructure for 42 offices worldwide, managed data centers, made multi-million dollar equipment purchases, led a software development team, managed the assimilation of a $650 million corporate acquisition, and was lead cybersecurity SME for the team that protected the division’s most sensitive information systems.

John will replace Scott Rickards, who has decided not to renew his membership. The board will continue to consist of five directors, four of whom will remain independent. In recognition of his service, John will receive a grant of 500,000 options.

Francis Bellido, QeM’s CEO, commented, “I am thrilled to welcome John to our Board. He is a renowned cybersecurity expert with extensive experience at industry giants like IBM and McDonnell Douglas. His expertise in cybersecurity compliance, breach prevention, and IT operations management is critical for QeM’s continued growth and success.”

John Young added, “I am very excited to join the QeM team and contribute to its development and future commercial achievements. QeM’s technology is unique and essential for improving current security measures and addressing the future threats posed by quantum computers.”

John Young’s arrival at QeM heralds a new era of cybersecurity excellence and operational efficiency. His proven track record and extensive experience position him as a pivotal figure in QeM’s ongoing growth and success. His full Curriculum Vitae can be found at https://www.linkedin.com/in/john-young-4aa083151/

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.